September 24, 2018

VIA EDGAR

Re:	Ra Medical Systems, Inc.

Registration Statement on Form S-1

File No. 333-226191

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Caleb French

Ladies and Gentlemen,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 17, 2018 and the date hereof, approximately 490 copies of the Preliminary Prospectus dated September 17, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on September 26, 2018, or as soon as possible thereafter.

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Very truly yours,

PIPER JAFFRAY & CO. CANTOR FITZGERALD & CO.

As representatives of the Underwriters

PIPER JAFFRAY & CO.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Global Head of Investment Banking

[Signature Page to Acceleration Request]